VEDDER PRICE P.C. 222 NORTH LASALLE STREET CHICAGO, ILLINOIS 60601 T: +1 (312) 609 7500 F: +1 (312) 609 5005
JOHN S. MARTEN ATTORNEY AT LAW 312-609-7753 jmarten@vedderprice.com	CHICAGO — NEW YORK — WASHINGTON, DC — LONDON

April 19, 2012

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	William Blair Funds (the “Registrant” or the “Trust”)
Registration Nos. 333-17463 and 811-5344

Dear Ms. O’Neal-Johnson:

On behalf of the Registrant, this letter is in response to the additional comments you relayed during our telephone conference on January 12, 2012, regarding the William Blair Commodity Strategy Long/Short Fund.

Comments

1. Comment: If the Fund’s wholly-owned Cayman Islands subsidiary, William Blair CLS Ltd. (the “Subsidiary”), will have its own wholly-owned subsidiary, indicate whether the financial statements of each subsidiary would be consolidated with the financial statements of the Fund.

Response: The Fund currently intends to seek exposure to the commodity trading strategies of CTAs selected by the Advisor by investing through the Subsidiary in a total return swap and, therefore, the Subsidiary will not have its own wholly-owned subsidiary. However, the Fund may in the future gain exposure to CTA trading strategies by investing through the Subsidiary in limited liability companies, limited partnerships, corporations and other pooled investment vehicles (“Underlying Vehicles”), including one or more Underlying Vehicles that are wholly-owned subsidiaries of the Subsidiary (a “Second-tier Subsidiary”). If the Subsidiary invests through a Second-tier Subsidiary, the financial statements of a Second-tier Subsidiary will be consolidated with the financial statements of the Subsidiary and the Fund.

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales.

Ms. Deborah O’Neal Johnson

April 19, 2012

2. Comment: Discuss supplementally why the Subsidiary would invest in a Second-tier Subsidiary.

Response: Certain CTAs may only make their trading strategies available through Underlying Vehicles that only offer monthly or quarterly redemptions and that do not calculate and disseminate a daily net asset value per share. However, the Advisor has indicated that some of these CTAs may be willing to make their trading strategies available through an Underlying Vehicle in which the Subsidiary is the sole investor and owns all the outstanding shares (i.e., a Second-tier Subsidiary). The CTAs have indicated that they would be able to provide daily redemptions from a Second-tier Subsidiary and would provide the Subsidiary with the underlying positions of the Second-tier Subsidiary on a daily basis to allow the Subsidiary to calculate the value of its investment in the Second-tier Subsidiary. In addition to providing liquidity and allowing for daily valuation, a Second-tier Subsidiary structured as a limited liability company, limited partnership or a corporation should limit the Subsidiary’s potential losses to the amount invested in the Second-tier Subsidiary.

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If you have any questions regarding these responses, please call me at (312) 609-7753.

Very truly yours,

/s/ John S. Marten

John S. Marten

cc:	Richard W. Smirl (William Blair & Company L.L.C.)
Andrew T. Pfau (William Blair Company L.L.C.)
Colette M. Garavalia (William Blair & Company L.L.C.)
Maureen A. Miller (Vedder Price P.C.)